CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               February 20, 2019

VIA EDGAR CORRESPONDENCE
------------------------

Keith Gregory
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


       Re:          First Trust Series Fund (the "Trust")
                      File Nos. 811-22452 and 333-168727
            -----------------------------------------------------

Dear Mr. Gregory:

       This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Series Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on December 31, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust AQA(R) Equity Fund, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

       Please also note that to the extent that the Staff's previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - GENERAL

       Please note that comments made in one section of the Registration Statement apply to all other similar disclosure in the Registration Statement. Please also file your responses to these comments at least five days prior to effectiveness of the Registration Statement.

RESPONSE TO COMMENT 1

       The Fund confirms that it will comply with this comment.

Keith Gregory
February 20, 2019
Page 2



COMMENT 2 - ANNUAL FUND OPERATING EXPENSES

       Please revise the footnote (2) to the table as well as the the narrative example to reflect that the fee waiver will continue beyond February 28, 2019.

RESPONSE TO COMMENT 2

       The footnote and narrative example will be revised, in relevant part, as follows, respectively:

             (2) The Fund's investment advisor and sub-advisor have agreed to waive fees and reimburse expenses through February 28, 2020 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and service fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses) do not exceed 1.35% of the average daily net assets of any class of Fund shares. Total Annual Fund Operating Expenses (excluding 12b-1 distribution and service fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses) will not exceed 1.70% from March 1, 2020 through February 28, 2029.

             The example also assumes that your investment has a 5% return each year and that the Fund's annual operating expenses (excluding 12b-1 distribution and service fees, interest expense, taxes, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses) remain at current levels until February 28, 2020 and then will not exceed 1.70% from March 1, 2020 until February 28, 2029 ...


COMMENT 3 - ANNUAL TOTAL RETURN

       Please revise the first sentence of this section to conform to the language contained in Item 4(b)(2)(i) of Form N-1A.

RESPONSE TO COMMENT 3

       Pursuant to the Commission's request, the Fund notes that the second sentence of the same section states the following in accordance with Item 4(b)(2)(i) of Form N-1A:

Keith Gregory
February 20, 2019
Page 3



             The bar chart and table provide an indication of the risks of investing in the Fund by showing changes in the Fund's performance from year-to-year and by showing how the Fund's Class A shares' average annual total returns compare to those of two broad-based securities market indices.


COMMENT 4 - ANNUAL TOTAL RETURN

       Please update all performance information as of the most recent calendar year.

RESPONSE TO COMMENT 4

       The Fund confirms that all performance information will be updated as of the most recent calendar year in a definitive filing of the Registration Statement, prior to effectiveness.


COMMENT 5 - MANAGEMENT FEES

       Please revise the disclosure to reflect that the fee waiver will continue beyond February 28, 2019.

RESPONSE TO COMMENT 5

       The disclosure will be revised, in relevant part, as follows:

             The Fund's investment advisor and sub-advisor have agreed to waive fees and reimburse expenses through February 28, 2020 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and service fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses) do not exceed 1.35% of the average daily net assets of any class of Fund shares. Total Annual Fund Operating Expenses (excluding 12b-1 distribution and service fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses) will not exceed 1.70% from March 1, 2020 through February 28, 2029.

Keith Gregory
February 20, 2019
Page 4



COMMENT 6 - AUTOMATIC CONVERSION OF CLASS C SHARES TO CLASS A SHARES AFTER 10-YEAR HOLDING PERIOD

       Please explain what happens to a Class C shareholder whose financial intermediary or plan sponsor is unable to track how long such shareholder has held Class C shares.

RESPONSE TO COMMENT 6

       Because the Fund is unable to track the holding period of Class C shares held through a financial intermediary in an omnibus account, the Fund will rely on such financial intermediaries to notify the Fund that a shareholder is eligible for automatic conversion. Shareholders whose financial intermediaries are unable to track holding periods may be able to exchange their Class C shares for Class A shares, wherein the intermediary will waive the sales change on Class A shares, subject to the policies of the intermediary.


COMMENT 7 - AUTOMATIC CONVERSION OF CLASS C SHARES TO CLASS A SHARES AFTER 10-YEAR HOLDING PERIOD

         The disclosure states the following:

             A financial intermediary may sponsor and/or control accounts, programs or platforms that allow for the exchange of Class C Shares for Class A shares of the Fund under a different schedule or with different eligibility conditions.

       Please note that any intermediary-specific variations must be disclosed in the prospectus.

RESPONSE TO COMMENT 7

       The following disclosure will be added to the prospectus:

             Customers of Raymond James (as defined below) may be eligible for an exchange of Class C Shares for Class A, less the applicable sales charge, shares after holding their Class C Shares for eight
             (8) years.

Keith Gregory
February 20, 2019
Page 5



COMMENT 8 - INTERMEDIARY-DEFINED SALES CHARGE WAIVER POLICIES

       In the fourth bullet point under "Front-end sales load waivers on Class A shares available at Raymond James" please clarify the meaning of "within the same fund family."

RESPONSE TO COMMENT 8

       The disclosure has been revised to state "within the family of First Trust Mutual Funds."

                                      ***

       Please call me at (312) 845-3721 or Morrison Warren at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                        Sincerely yours,


                                        CHAPMAN AND CUTLER LLP


                                        By: /s/ Daniel J. Fallon
                                            ----------------------------------
                                                Daniel J. Fallon